                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                        COMMERCIAL NET LEASE REALTY, INC.
                    -----------------------------------------
                                (NAME OF ISSUER)



                          COMMON STOCK, $.01 PAR VALUE
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    202218103
                          -----------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                          -----------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------


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CUSIP NO.       202218103
             ---------------
--------------------------------------------------------------------------------
1)       Names of Reporting Persons                 I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of             BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a) _______________
         (See Instructions)                    (b) _______________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                     3,678
                                                              ----------------
Beneficially               (6)  Shared Voting Power                       0
                                                              ----------------
Owned by                   (7)  Sole Dispositive Power            1,645,198
                                                              ----------------
Each Reporting             (8)  Shared Dispositive Power              1,480
                                                              ----------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                            1,646,678
                                                              ----------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                            5.4%
                                                              ----------------
--------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                             HC
                                                              ----------------

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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)         Name of Issuer:             Commercial Net Lease Realty, Inc.
                                           ------------------------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                                455 S. Orange Ave.
                                                           Suite 700
                                                           Orlando, FL  32801
                                                          ---------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                    One First National Plaza
                                                        Chicago, IL 60670

Item 2(c)         Citizenship:                        Not Applicable

Item 2(d)         Title of class of securities:     Common Stock, $.01 Par Value
                                                   -----------------------------

Item 2(e)         CUSIP No.:                           202218103
                                                   -----------------------------

Item 3.  This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect
                  to common shares of     Commercial Net Lease Realty, Inc.   :
                                      ----------------------------------------

                  (a)      Amount beneficially owned:             1,646,678
                                                               ----------------
                  (b)      Percent of class                             5.4%
                                                               ----------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:
                                                                         3,678
                                                                 ---------------
                           (ii)     Shared power to vote or to direct the vote:
                                                                             0
                                                                 ---------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                  1,645,198
                                                                 ---------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                      1,480
                                                                 ---------------

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Item 5.  Ownership of 5 percent or less of a Class.                       N/A
                                                                       --------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.    N/A
                                                                       --------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                   ------------

                                            Bank One Trust Company, N.A.
                                            Bank One, Kentucky, N.A.

Item 8.  Identification and Classification of Members of the Group.       N/A
                                                                       --------

Item 9.  Notice of Dissolution of Group.                                  N/A
                                                                       --------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:         February 13, 2001
           -------------------------


                                                    BANK ONE CORPORATION

                                                By: /s/ DAVID J. KUNDERT
                                                    David J. Kundert
                                                    EXECUTIVE VICE PRESIDENT